
03021095

Securities and Exchange Commission
Washington D.C. 20549

FORM 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Plan year ended December 31, 2002

OR

[] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


PROCESSED
JUN 16 2003
THOMSON
FINANCIAL

For the transition period from _____ to _____

Commission file number 1-10691

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN
Diageo North America, Inc.
Six Landmark Square
Stamford, Connecticut 06901

S.E.C. Registration No. ____________

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Diageo plc
8 Henrietta Place
London W1G 0NB
England

Exhibit Index located on page 2.

REQUIRED INFORMATION

Financial Statements

The Diageo North America, Inc. Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits

Statements of Changes in Net Assets Available for Plan Benefits

Notes to Financial Statements

Supplemental Schedule furnished pursuant to the requirements of Internal Revenue Service Form 5500

Exhibits

1. Consent of KPMG LLP

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN
(formerly known as Guinness UDV North America, Inc. Savings Plan)

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Table of Contents

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

(formerly known as Guinness UDV North America, Inc. Savings Plan)

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

(formerly known as Guinness UDV North America, Inc. Savings Plan)

Table of Contents

Other schedules required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974, as amended (ERISA) have not been included as the information is not applicable.



Stamford Square
3001 Summer Street
Stamford, CT 06905

Independent Auditors' Report

To The Employee Benefits Administration Committee of
Diageo North America, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of Diageo North America, Inc. Savings Plan (formerly known as Guinness UDV North America, Inc. Savings Plan) (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 11, 2003



DIAGEO NORTH AMERICA, INC. SAVINGS PLAN
(formerly known as Guinness UDV North America, Inc. Savings Plan)

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Assets:		
Investments (note 2):		
At fair value:		
Mutual funds	$ 130,370,570	121,175,544
Money market	13,893,291	7,701,767
Diageo common stock	3,710,666	2,477,205
	147,974,527	131,354,516
At contract value:		
Guaranteed investment contracts	—	56,543,805
Commingled trust	68,797,856	—
	68,797,856	56,543,805
Participant loans	2,347,276	1,476,158
Total assets	219,119,659	189,374,479
Liabilities:		
Accrued expenses	50,004	—
Net assets available for plan benefits	$ 219,069,655	189,374,479

See accompanying notes to financial statements.

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

(formerly known as Guinness UDV North America, Inc. Savings Plan)

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:		
Interest and dividends	6,008,981	6,241,615
Contributions:		
Participants	13,492,092	7,199,831
Employer	1,349,926	—
	14,842,018	7,199,831
Total additions	20,850,999	13,441,446
Deductions from net assets attributed to:		
Net depreciation in fair value of investments	27,403,480	18,456,802
Benefits paid to participants	37,578,752	25,823,954
Administrative fees	121,175	20,073
Transfers out to other plans	434,345	—
Total deductions	65,537,752	44,300,829
Net decrease	(44,686,753)	(30,859,383)
Transfer from Vivendi Universal S.A. 401(k) Plan (Note 1)	74,381,929	—
Net assets available for plan benefits:		
Beginning of year	189,374,479	220,233,862
End of year	$ 219,069,655	189,374,479

See accompanying notes to financial statements.

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN
(formerly known as Guinness UDV North America, Inc. Savings Plan)

Notes to Financial Statements

December 31, 2002 and 2001

(1) Plan Description

The following description of the Diageo North America, Inc. Savings Plan (formerly known as Guinness UDV North America, Inc. Savings Plan) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by Diageo North America, Inc. (the Company or Diageo). On December 21, 2001, certain employees of Joseph E. Seagram and Sons, Inc. and Subsidiaries (Seagram), became eligible for participation in the Plan, pursuant to the Stock and Purchase Agreement between Vivendi Universal S.A. (Vivendi), Diageo plc and Pernod Ricard S.A. As a result of this acquisition, participant net assets and outstanding loan balances of $72,751,077 and $1,630,852, respectively, were transferred into the Plan during 2002.

It is intended that the Plan and its Trust be qualified and exempt under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986 (the Code), as amended from time to time, and meet the requirements of Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Eligibility

Effective as of January 1, 2003, employees of the Company, as defined in the Plan, are immediately eligible to participate as soon as they have attained the age of 21. Prior to January 1, 2003, employees who had completed 1,000 hours of service in a twelve-month period who had attained the age of 21 were eligible to participate.

(c) Contributions

Each year participants, excluding Seagram employees, may contribute up to 16% of their salary either pre-tax, after-tax, or both, as defined in the Plan. Participants who were employees of Seagram were permitted to contribute up to 17% of their salary either pre-tax, after-tax, or both, prior to December 31, 2002. Effective January 1, 2003, the current Diageo Plan provisions apply to all Seagram participants. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers 21 mutual funds, one money market account, one collective trust, and a company stock fund invested in American Depository Receipt (ADR) shares of Diageo plc as investment options for participants.

Seagram employees are entitled to continued Company contributions equal to 60% of the first 6% of pre-tax salary contributed to the Plan until December 31, 2002. Effective January 1, 2003, the Company match is eliminated. Participants direct the matching contributions into the various investment options offered by the Plan.

Company matching contributions were discontinued for participants who were members of a collective bargaining unit for clerical and technical employees at Allen Park (Allen Park Employees), a production plant of the Company, and for Guinness Bass Import Company (GBIC) employees as of January 1, 2001. Prior to January 1, 2001, GBIC employees were entitled to Company contributions

(Continued)

equal to 100% of the first 3% of pre-tax salary that a participant contributed to the Plan. Participants directed the matching contribution into the various investment options offered by the Plan. Prior to January 1, 2001, Allen Park employees were entitled to Company contributions equal to 100% of the first 6% of pre-tax salary that a participant contributed to the Plan. Company matching contributions were invested into the same investment options as the participant contributions. Due to the closure of the Allen Park facility during fiscal year 2001, there were no remaining active employees as of December 31, 2001.

Effective April 1, 2003, all employees who are eligible to contribute under the Plan and who have attained age 50 or older before the close of the Plan year are eligible to make catch-up contributions in accordance with Code Section 414 (v).

(d) Participant Accounts

Each participant's account is credited with participant's contributions, the Company's contribution, if applicable, and investment earnings or losses. Allocations are based on participant account balances. The participant is entitled to their vested account balance upon termination, death, retirement, or disability under the Company's Long Term Disability Plan.

(e) Vesting

Participants are immediately vested in their contributions plus actual earnings or losses thereon.

Effective December 21, 2001, all Seagram employees participating in the Plan were fully vested in their account balances transferred into the Plan from a similar plan sponsored by Vivendi. Seagram participants shall become 100% vested in any subsequent Company contributions after at least three years of service with the Company.

All participants who were credited with at least one hour of service as of January 1, 2001 were fully vested in their Company contributions as of that date, the effective date of the discontinuation of Company contributions for GBIC and Allen Park Employees. Prior to January 1, 2001, all active GBIC employees became 100% vested after 5 years of credited service, while all active Allen Park Employees became 100% vested upon 24 months of active plan membership or after five years of credited service.

(f) Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25% to 12%. Principal and interest are paid ratably through payroll deductions.

(g) Payment of Benefits

Distributions from the Plan are eligible to be paid upon retirement, termination of employment, death, or disability under the Company's Long-Term Disability Plan.

(Continued)

If a participant's vested account balance is greater than $5,000, the participant may leave the account in the Plan until age 65, or until age 70-1/2, if they are eligible for "early retirement" (i.e., age 50 or older with 5 or more years of service). Distributions are paid in lump sum cash payments (or rollovers to another qualified plan or Individual Retirement Account). The participant who is eligible for early retirement may elect to have quarterly or annual installments paid from the Plan over a period elected by the participant but not to exceed the participant's lifetime.

If the participant's vested account balance is $5,000 or under, the distribution would be made from the Plan in a lump sum cash distribution.

Upon the death of a participant, the designated beneficiary, or the participant's estate if no beneficiary is designated, is entitled to 100% of the participant's vested account.

(h) Forfeited Accounts

Forfeitures of non-vested Company contributions for participants may be used to pay Plan expenses or to reduce future Company matching contributions.

During 2002, forfeited non-vested accounts totaling $48,025 were used to reduce the Company's matching contributions. During 2001, forfeited non-vested accounts totaling $63,005 were used to pay Plan expenses.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, except for its investment contract and its interest in a common collective trust, which are valued at contract value (note 4). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d) ***Administrative Expenses***

Expenses reasonably incurred in the administration of the Plan shall be paid by the Plan. Certain costs of establishing and administering the Plan have been paid by the Company and, accordingly, are not included as administrative expenses of the Plan.

(e) ***Benefit Payments***

Benefits are recorded when paid.

(f) ***Accounting Developments***

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*. In June 1999, the FASB issued Statement No. 137, *Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133*, which delayed the effective date of Statement No. 133 to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued Statement No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*, which amends some of the provisions of Statement No. 133. The Company adopted the provisions of FASB Statement No. 133 and No. 138 effective January 1, 2001. The adoption of these Statements did not have a material impact on the net assets available for plan benefits of the Plan.

(3) Investments

The following presents investments that represent 5% or more of the Plan's net assets at December 31:

		2002	2001	
Mutual funds at fair value:				
Fidelity Magellan Fund	$	26,315,733	38,002,114	
Fidelity ContraFund		15,612,364	18,766,576	
Fidelity Growth & Income		18,416,078	25,920,043	
Fidelity Retirement Money Market		13,893,291	7,701,767	*
Spartan US Equity Index		12,320,005	3,860,512	*
Investments at contract value (Note 4):				
Fidelity Income Fund		—	56,543,805	
Fidelity Managed Income Portfolio II		68,797,856	—	

* - Investment did not constitute 5% or more of the Plan's net assets at December 31, 2001.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated by $27,403,480 and $18,456,802 in 2002 and 2001, respectively, as follows:

		2002	2001
Mutual funds	$	(27,212,368)	(18,631,227)
Diageo common stock		(191,112)	174,425
	$	(27,403,480)	(18,456,802)

(4) Guaranteed Investment Contracts and Commingled Trust

As of December 31, 2001, the Plan invested in several Guaranteed Investment Contracts (GICs) with outside fixed income investment contracts managed by Fidelity Investments (Income Fund). During 2002, as the GICs matured, the proceeds from the maturing contracts were invested into the Fidelity Managed Income Portfolio II (Managed Income Portfolio II), a commingled pool under the Fidelity Group Trust for Employee Benefit Plans. The Managed Income Portfolio II is comprised of investments in synthetic investment contracts, bank investment contracts and insurance investment contracts, and returns income earned by the fund's investments after expenses. The Managed Income Portfolio II became the successor fund to the Income Fund as an investment option within the Plan. Both the Income Fund and the Managed Income Portfolio II accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. As of December 31, 2002 and 2001, the Managed Income Portfolio II and the Income Fund, respectively, are included in the financial statements at contract value as reported to the Plan by Fidelity. Contract value represents contributions made under the contract plus actual earnings, less participant withdrawals and administrative expenses, because it is fully benefit-responsive. Contract value approximates fair market value.

(5) Related Party Transactions

Certain Plan investments that include mutual funds, a money market account, and a commingled trust are managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

The Plan's investments also include American Depository Receipt (ADR) shares of Diageo plc. Diageo plc is the parent company of the Plan sponsor and therefore, these transactions also qualify as party-in-interest transactions.

(6) Plan Amendments

On February 11, 2002, the Guinness UDV North America, Inc. Savings Plan was renamed the Diageo North America, Inc. Savings Plan.

On December 22, 2002, provisions of the Plan were amended to reflect certain provisions of the Economic Growth and Tax Reconciliation Relief Act of 2001 (EGTRRA).

(Continued)

(7) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their employer contributions.

During 2001, the Company exercised its right under the Plan to discontinue its contributions to GBIC participants effective January 1, 2001.

(8) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 14, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN
(formerly known as Guinness UDV North America, Inc. Savings Plan)

Schedule H Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2002

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral par, or maturity value		Current value
*	Fidelity Magellan Fund	Mutual Fund, 333,279 shares	$	26,315,733
*	Fidelity Growth and Income Fund	Mutual Fund, 607,591 shares		18,416,078
*	Fidelity Contrafund	Mutual Fund, 404,465 shares		15,612,364
*	Fidelity Equity Income II	Mutual Fund, 585,493 shares		10,181,730
*	Fidelity Retirement Money Market	Money Market 13,893,291 shares		13,893,291
	Spartan U.S. Equity Index	Mutual Fund, 395,506 shares		12,320,005
*	Fidelity International Bond Fund	Mutual Fund 425,123 shares		4,561,573
*	Fidelity Low Price Stock	Mutual Fund, 417,033 shares		10,496,729
*	Fidelity Overseas Fund	Mutual Fund, 178,103 shares		3,918,267
*	Fidelity OTC Portfolio Fund	Mutual Fund, 69,918 shares		1,671,748
*	Fidelity Puritan Fund	Mutual Fund, 308,456 shares		4,870,519
*	Fidelity Freedom Income Fund	Mutual Fund, 31,207 shares		330,797
*	Fidelity Freedom 2000 Fund	Mutual Fund, 29,762 shares		327,680
*	Fidelity Freedom 2010 Fund	Mutual Fund, 30,123 shares		344,606
*	Fidelity Freedom 2020 Fund	Mutual Fund, 110,287 shares		1,173,451
*	Fidelity Freedom 2030 Fund	Mutual Fund, 43,074 shares		441,082
*	Fidelity Independence Fund	Mutual Fund, 238,358 shares		3,115,345
	PIMCO Total Return ADM Fund	Mutual Fund, 1,003,393 shares		10,706,199
	Dreyfus Founders Balance Fund	Mutual Fund, 171,532 shares		1,147,548
	MSI Global Value Equity	Mutual Fund, 144,243 shares		1,781,404
*	Fidelity Managed Income Portfolio II	Commingled Trust 68,797,856 shares		68,797,856
*	Fidelity Freedom 2040 Fund	Mutual Fund, 930 shares		5,448
	MSIFT MidCap Growth Advantage Fund	Mutual Fund, 221,945 shares		2,632,264
*	Diageo Stock Fund	Diageo Common Stock, 81,504 shares		3,710,666
*	Participant Loans	Loans to participants with interest rates ranging from 4.25% to 12% with maturity dates ranging from January 16, 2003 through March 30, 2024		2,347,276
			$	219,119,659

* Represents a party-in-interest

See accompanying independent auditors' report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIAGEO NORTH AMERICA, INC.
SAVINGS PLAN

Date 6/12/03

By Corri B. Schenck
Corri B. Schenck, Director
Employee Benefit Services

O:\LAW\xleague\11KGUDVSIGNPG01.doc

Independent Auditors' Consent

Employee Benefits Administration
Committee of Diageo North America, Inc.

We consent to incorporation by reference in the Registration Statement (No. 333-8090) on Form S-8 of the Diageo North America, Inc. Savings Plan (formerly, the Guinness UDV North America, Inc. Savings Plan, the UDV North America, Inc. Savings Plan, the IDV U.S. Savings Plan or the UDV U.S. Savings Plan) of our report dated June 11, 2003, relating to the statements of net assets available for plan benefits of the Diageo North America, Inc. Savings Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2002 and 2001 and related schedule, which report appears in the December 31, 2002 annual report on Form 11-K of the Diageo North America, Inc. Savings Plan.

KPMG LLP

Stamford, Connecticut
June 12, 2003